

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

May 5, 2007

Mr. Donald E. Steen
Chairman of the Board and Chief Executive Officer
Ameripath, Inc.
7111 Fairview Drive, Suite 400
Palm Beach Gardens, FL 33418

**Re: Form 10-K for the fiscal year ended December 31, 2005
              File No. 333-17065**

Dear Mr. Steen:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                        Sincerely,

                                                        Tia Jenkins
                                                        Senior Assistant Chief
                                                        Accountant
                                                        Office of Emerging Growth
                                                        Companies